Endava Announces the Acquisition of Levvel LLC

London, UK, April 1, 2021, (NYSE “DAVA”) Endava announced today the acquisition of Levvel LLC, headquartered in Charlotte N.C. (“Levvel”).

Levvel is a an award-winning U.S. technology strategy, consulting and engineering firm focused on helping companies create sophisticated technology through human-centered problem-solving, rooted in deep industry expertise. The company brings the full suite of business domain knowledge, design prowess, and technical expertise to create success for clients across the entire project lifecycle.

Levvel has a strong focus in the Payments and Financial Services, Logistics/Mobility and TMT segments and combining forces will accelerate Endava’s expansion in the United States whilst deepening exposure to clients in these core market sectors.

Levvel prides itself on strong performance underpinned by a strong employee culture, having won Inc. Magazine’s national “Best Workplaces” award in multiple years as well as being named to Inc. Magazine’s annual Inc. 5000 list of the fastest-growing companies in the U.S. annually since 2018.

Levvel delivers from the U.S. and Mexico and has 172 operational employees, well equipped with certifications and partnerships in key cloud platforms and leading and emerging technologies.

“I am delighted to welcome Levvel into the Endava family. Levvel’s strong leadership team will be additive to the continued expansion of our U.S. business. Their approach to digital transformation and innovative culture are well aligned with Endava’s. Their strength in payments, banking, media and mobility in particular will complement and accelerate our existing business,” said John Cotterell, Endava’s CEO.

“We are thrilled to be joining Endava. We have similar approaches to caring for our customers and employees and are on the same wavelength about the intersection of people and technology. We look forward to joining forces with Endava to offer additional opportunities to our team and provide our clients with access to a global platform with rich talent in the United States, Latin America and Europe,” said Chris Hart, Levvel’s CEO.

ABOUT ENDAVA:

Endava is a leading next-generation technology services provider and helps accelerate disruption by delivering rapid evolution to enterprises. Using distributed enterprise agile at scale, Endava collaborates with its clients, seamlessly integrating with their teams, catalysing ideation and delivering robust solutions. Endava helps its clients become digital, experience-driven businesses by assisting them in their journey from idea generation to development and deployment of products, platforms and solutions. It serves clients in the following industries: Payments and Financial Services, TMT and "Other," which includes Consumer Products, Retail, Mobility and Healthcare.

Endava had 7,464 employees as of December 31, 2020 located in North America, Western Europe and Australia and delivery centres in Romania, Moldova, Bulgaria, Serbia, North Macedonia, Slovenia, Bosnia & Herzegovina, Argentina, Uruguay, Venezuela, and Colombia.

https://www.endava.com/

ABOUT LEVVEL:

Levvel helps companies create great technology through human-centred problem solving that is rooted in deep industry expertise.

Levvel is headquartered in Charlotte, N.C. with other offices in New York, Raleigh, Atlanta and Monterrey, Mexico.

Levvel’s comprehensive digital transformation capabilities include: Agile transformation, Cloud & container automation, DesignOps strategy, Design systems & component libraries, DevOps & automation planning, enterprise architecture, full stack development, SDLC, UX/UI Design and Quality Assurance Testing.

Levvel has certifications and partnerships with major cloud platforms and enabling technologies for digital transformation including AWS, Azure, Google, Hashicorp, IBM and Red Hat. Levvel has deep expertise in a wide array of leading and emerging financial service solutions from providers such as Early Warning (Zelle), The Clearing House, Finxact, Plaid, Marqeta, Savana, DWOLLA and Apiture and many others.

https://www.levvel.io/

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of the words “anticipate,” “expect,” "intend," “opportunities,” or "will," and other similar forward looking words or phrases and include, but are not limited to, the statements regarding the expected benefits to, and the anticipated impact on, Endava’s business and earnings resulting from the acquisition of Levvel. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements, including, but not limited to: Endava’s ability to successfully integrate acquired businesses and personnel (including Levvel); the size of Endava’s addressable market and market trends; Endava’s ability to adapt to technological change and innovate solutions for its clients; Endava’s plans for growth and future operations, including Endava’s ability to manage its growth; Endava’s ability to effectively manage its international operations; Endava’s ability to retain existing clients and attract new clients; and the effects of increased competition as well as innovations by new and existing competitors in Endava’s market, as well as other risks and uncertainties discussed in the “Risk Factors” section of Endava’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on September 15, 2020. In addition, the forward-looking statements included in this press release represent Endava’s views and expectations as of the date hereof and are based on information currently available to Endava. Endava anticipates that subsequent events and developments may cause its views to change. While Endava may elect to update these forward-looking statements at some point in the future, Endava specifically disclaim any obligation to do so except as required by law. These forward-looking statements should not be relied upon as representing Endava’s views as of any date subsequent to the date hereof.